                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                     SCHEDULE 13D
                                    (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  (AMENDMENT NO. 4)*

                                Harmony Holdings, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                                    Common Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                       41322310
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                                Avron L. Gordon, Esq.
                               Brett D. Anderson, Esq.
                               Briggs and Morgan, P.A.
                                   2400 IDS Center
                                Minneapolis, MN 55402
                                    (612) 334-8400
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    June 30, 1998
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                            (Continued on following pages)


                                 (Page 1 of 10 Pages)

-----------------------                               --------------------------
 CUSIP No.  41322310                    13D            Page 2 of 10 Pages
-----------------------                               --------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Children's Broadcasting Corporation
     41-1663712
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO

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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                           / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota

--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     3,188,731
                ----------------------------------------------------------------
                8    SHARED VOTING POWER
    NUMBER OF
     SHARES          0
  BENEFICIALLY
    OWNED BY    ----------------------------------------------------------------
      EACH      9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          3,188,731
      WITH
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,188,731

--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.1%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Children's Broadcasting Corporation (the "Company") hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed on July 31, 1997, and amended on September 23, 1997, September 30, 1997 and October 1, 1997, with respect to its beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Harmony Holdings, Inc., a Delaware corporation ("Harmony").

     Items 2 through 5 of the Schedule 13D are hereby amended and restated to read as follows:

Item 2:   Identity and Background.

     This statement is filed by Children's Broadcasting Corporation, a Minnesota corporation which formerly broadcast children's radio in the United States, with its principal business and principal executive offices at 724 First Street North, Minneapolis, Minnesota 55401.

     The attached Schedule I is a list of the executive officers and directors of the Company which contains the following information regarding each person listed on such schedule:

          (a)  name;

          (b)  residence or business address;

          (c) present principal occupation or employment and, if other than the Company, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (d)  citizenship.

     During the past five years, neither the Company nor, to the best of the Company's knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:   Source and Amount of Funds or Other Consideration.

     The Company obtained funds for the Option Exercise and the Share Purchase (as hereinafter defined) pursuant to the Securities Purchase Agreement by and between the Company, Talisman Capital Opportunity Fund Ltd., Dominion Capital Limited and Sovereign Partners LP, dated June 25, 1998. Pursuant to such agreement, the Company issued 606,061 shares of its Series B Convertible Preferred Stock for which it received net proceeds of approximately $1,850,000. In connection with such financing, the Company issued five-year


                                 (Page 3 of 10 Pages)
     warrants to the investors for the purchase of an aggregate of 100,000 shares of the Company's Common Stock, at an exercise price of $3.7734375 per share.

Item 4:   Purpose of Transaction.

     The Company performed the Option Exercise and the Share Purchase to increase its voting power. The Company reserves the right to purchase additional shares of Common Stock, on the open market or through direct purchases from Harmony, if it deems such action to be in its best interest.

     Other than the information disclosed above, the Company does not presently have plans or proposals which relate to, or would result in, any of the matters listed in Paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5:   Interest in Securities of the Issuer.

     THE REPORTING PERSON

     (a) As of July 1, 1998, the Company beneficially owned 3,188,731 shares of Common Stock of Harmony, which constitute approximately 44.1% of the outstanding Common Stock of Harmony.

     (b) As of July 1, 1998, the Company had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 3,188,731 shares of Common Stock of Harmony.

     (c) In April 1998, the Company assigned to (i) Pyramid Partners, L.P. ("Pyramid"), an entity controlled by Richard W. Perkins, a director of the Company; (ii) Perkins & Partners, Inc., Profit Sharing Plan & Trust, an entity controlled by Mr. Perkins; and (iii) Christopher T. Dahl and the State Bank of New Prague Joint Account its obligation to purchase 225,000 shares of Common Stock of Harmony at $2.50 per share from Glenn B. Laken, a shareholder of Harmony.

          On June 30, 1998, the Company exercised options to purchase an aggregate of 750,000 shares of Common Stock of Harmony at $1.50 per share (the "Option Exercise").

          On July 1, 1998, the Company purchased an aggregate of 250,000 shares of Common Stock of Harmony at $1.73 per share, including a $0.05 per share commission paid to Brookstreet Securities (the "Share Purchase").

     (d) Funds for previously reported acquisitions have originated from multiple sources, including (i) $2,400,000 pursuant to the Company's Amended and Restated Loan and Security Agreement with Foothill Capital Corporation ("Foothill"), (ii) $500,000


                                 (Page 4 of 10 Pages)
          pursuant to a loan from Pyramid, (iii) $500,000 pursuant to a loan from Rodney P. Burwell, a former director of the Company, and (iv) $250,000 pursuant to a loan from William M. Toles, a shareholder of the Company.

          Foothill has a security interest in substantially all of the assets of the Company. Further, in the event of default under the promissory described above, Pyramid, Mr. Burwell and Mr. Toles have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 192,308, 192,308, and 96,154 shares of Common Stock, respectively.

     (e)  Not applicable.

     CHRISTOPHER T. DAHL

     (a) As of July 1, 1998, Christopher T. Dahl, the President, Chief Executive Officer and Chairman of the Board of the Company, beneficially owned 160,000 shares of Common Stock of Harmony, which constitute approximately 2.2% of the outstanding Common Stock of Harmony.

     (b) As of July 1, 1998, Mr. Dahl had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 135,000 shares of Common Stock of Harmony. As of July 1, 1998, Mr. Dahl had shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 25,000 shares of Common Stock of Harmony. Such power is shared with the State Bank of New Prague.

     (c) In March 1998, Harmony issued a ten-year incentive stock option to Mr. Dahl for the purchase of 300,000 shares of Common Stock at a per share exercise price of $1.375. Such option vests in increments of one-third upon achieving certain increases in the closing price of Harmony's Common Stock; namely, one-third vests after a closing price in excess of $1.71875 per share, an additional one-third vests after a closing price in excess of $2.0625 per share and the remaining one-third vests after a closing price in excess of $2.75 per share. As of July 1, 1998, one-third of such option had vested.

          In March 1998, Harmony issued a five-year director stock option to Mr. Dahl for the purchase of 75,000 shares of Common Stock at a per share exercise price of $1.375. One-third of such option vested upon issuance, one-third vests in March 1999 and the remaining one-third vests in March 2000.

          In April 1998, the Company assigned to Christopher T. Dahl and the State Bank of New Prague Joint Account its obligation to purchase 25,000 shares of Common Stock of Harmony at $2.50 per share from Glenn
          B. Laken, a shareholder of


                                 (Page 5 of 10 Pages)

          Harmony. Christopher T. Dahl and the State Bank of New Prague Joint Account purchased such shares in April 1998.

     (d)  Not applicable.

     (e)  Not applicable.

     JAMES G. GILBERTSON

     (a) As of July 1, 1998, James G. Gilbertson, the Chief Operating Officer of the Company, beneficially owned 25,000 shares of Common Stock of Harmony, which constitute less than 1.0% of the outstanding Common Stock of Harmony.

     (b) As of July 1, 1998, Mr. Gilbertson had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 25,000 shares of Common Stock of Harmony.

     (c) In March 1998, Harmony issued a ten-year incentive stock option to Mr. Gilbertson for the purchase of 75,000 shares of Common Stock at a per share exercise price of $1.375. Such option vests in increments of one-third upon achieving certain increases in the closing price of Harmony's Common Stock; namely, one-third vests after a closing price in excess of $1.71875 per share, an additional one-third vests after a closing price in excess of $2.0625 per share and the remaining one-third vests after a closing price in excess of $2.75 per share. As of July 1, 1998, one-third of such option had vested.

     (d)  Not applicable.

     (e)  Not applicable.

     LANCE W. RILEY

     (a) As of July 1, 1998, Lance W. Riley, the General Counsel and Secretary of the Company, beneficially owned 25,000 shares of Common Stock of Harmony, which constitute less than 1.0% of the outstanding Common Stock of Harmony.

     (b) As of July 1, 1998, Mr. Riley had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 25,000 shares of Common Stock of Harmony.

     (c) In March 1998, Harmony issued a ten-year incentive stock option to Mr. Riley for the purchase of 75,000 shares of Common Stock at a per share exercise price of $1.375. Such option vests in increments of one-third upon achieving certain increases in the closing price of Harmony's Common Stock; namely, one-third vests after a closing


                                 (Page 6 of 10 Pages)
          price in excess of $1.71875 per share, an additional one-third vests after a closing price in excess of $2.0625 per share and the remaining one-third vests after a closing price in excess of $2.75 per share.
          As of July 1, 1998, one-third of such option had vested.

     (d)  Not applicable.

     (e)  Not applicable.

     RICHARD W. PERKINS

     (a) As of July 1, 1998, Richard W. Perkins beneficially owned 425,000 shares of Common Stock of Harmony, which constitute approximately 5.9% of the outstanding Common Stock of Harmony.

     (b) As of July 1, 1998, Mr. Perkins, as President of Perkins Capital Management, Inc., which is the General Partner of Pyramid, had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 425,000 shares of Common Stock of Harmony. Mr. Perkins disclaims beneficial ownership of shares of Common Stock of Harmony owned by Perkins Capital Management, Inc.

     (c) In March 1998, Harmony issued a five-year director stock option to Mr. Perkins for the purchase of 75,000 shares of Common Stock at a per share exercise price of $1.375. One-third of such option vested upon issuance, one-third vests in March 1999 and the remaining one-third vests in March 2000.

          In April 1998, the Company assigned to Pyramid and Perkins & Partners, Inc., Profit Sharing Plan & Trust its obligation to purchase 200,000 shares of Common Stock of Harmony at $2.50 per share from Glenn B. Laken, a shareholder of Harmony. Pyramid and Perkins & Partners, Inc., Profit Sharing Plan & Trust purchased such shares in April 1998.

     (d)  Not applicable.

     (e)  Not applicable.


                                 (Page 7 of 10 Pages)

                                      SIGNATURE

     After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Dated: July 2, 1998

                         CHILDREN'S BROADCASTING CORPORATION



                         By:   /s/ James G. Gilbertson
                             ---------------------------------------------------
                              James G. Gilbertson
                              Chief Operating Officer



                                 (Page 8 of 10 Pages)

                                      SCHEDULE I

Executive Officers and Directors of Children's Broadcasting Corporation

     The name, business address, principal occupation or employment and citizenship of each executive officer and director is set forth below.



                              Residence Address or
                              Principal Business            Occupation or
                              Address and, if               Employment or                 Citizenship
                              different, Address            Principal                     or Place of
Name                          of Principal Office           Business                      Organization
----                          -------------------           --------                      ------------
EXECUTIVE OFFICERS OF CHILDREN'S BROADCASTING CORPORATION:
  Christopher T. Dahl         724 First Street North        President, Chief              U.S.A.
                              Minneapolis, MN 55401         Executive Officer
                                                            and Chairman of
                                                            the Board

  James G. Gilbertson         724 First Street North        Chief Operating               U.S.A.
                              Minneapolis, MN 55401         Officer and Treasurer

  Patrick D. Grinde           724 First Street North        Chief Financial               U.S.A.
                              Minneapolis, MN 55401         Officer

  Lance W. Riley              724 First Street North        General Counsel               U.S.A.
                              Minneapolis, MN 55401         and Secretary

  Gary W. Landis              724 First Street North        Executive Vice                U.S.A.
                              Minneapolis, MN 55401         President of
                                                            Programming

  Barbara A. McMahon          724 First Street North        Executive Vice                U.S.A.
                              Minneapolis, MN 55401         President of
                                                            Affiliate
                                                            Relations

  Rick E. Smith               724 First Street North        Executive Vice                U.S.A.
                              Minneapolis, MN 55401         President of
                                                            National Sales


                                 (Page 9 of 10 Pages)

DIRECTORS OF CHILDREN'S BROADCASTING CORPORATION:
  Christopher T. Dahl         724 First Street North        President, Chief              U.S.A.
                              Minneapolis, MN 55401         Executive Officer
                                                            and Chairman of
                                                            the Board

  Richard W. Perkins          730 East Lake Street          President and                 U.S.A.
                              Wayzata, MN 55391             CEO of Perkins
                                                            Capital Management, Inc.
                                                            (a registered investment
                                                            adviser)

  Michael R. Wigley           3030 Centre Pointe Drive      President and CEO of          U.S.A.
                              Suite 900                     Great Plains Companies,
                              St. Paul, MN 55164            Inc. (a building material
                                                            and supply company)


  William E. Cameron          13900 Tahiti Way, #208        Head of International         U.S.A.
                              Marina Del Rey, CA 90291      Business Development
                                                            for Universal Health
                                                            Communications


                                (Page 10 of 10 Pages)